DAVENPORT SAF-T SYSTEMS LLC

FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2022 and 2021

(Unaudited)

DAVENPORT SAF-T SYSTEMS LLC
Consolidated Balance Sheet

	As of December 31,	
	2022	**2021**
CURRENT ASSETS		
Cash and cash equivalents	$ 230	$ -
TOTAL CURRENT ASSETS	230	0
NON-CURRENT ASSETS		
Buildings and other depreciable assets	3,000	3,000
Less accumulated depreciation	(2,482)	(2,136)
TOTAL NON-CURRENT ASSETS	518	864
OTHER ASSETS		
Intangible assets	11,943	11,943
Less accumulated amortization	(4,776)	(3,980)
TOTAL OTHER ASSETS	7,167	7,963
TOTAL ASSETS	**$ 7,915**	**$ 8,827**
CURRENT LIABILITIES		
Accounts payable	635	
TOTAL CURRENT LIABILITIES	635	0
NON-CURRENT LIABILITIES		
Convertible debt	18,000	
TOTAL NON-CURRENT LIABILITIES	18,000	0
SHAREHOLDERS' EQUITY		
Capital contributions	59,628	62,898
Retained earnings	(70,348)	(54,071)
TOTAL SHAREHOLDERS' EQUITY	(10,720)	8,827
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 7,915**	**$ 8,827**

DAVENPORT SAF-T SYSTEMS LLC
Consolidated Statement of Income

	For Year Ended	
	2022	**2021**
REVENUES		
Credit card reward income	$ 130	$ -
Grants received	4,209	0
TOTAL REVENUE	4,339	0
COST OF GOODS SOLD	0	0
GROSS PROFIT	**4,339**	**0**
OPERATING EXPENSES		
Advertising expense	1,390	286
Amortization expense	796	796
Depreciation expense	346	576
Dues and subscriptions	421	
Entertainment expense	40	
Legal and professional expense	4,199	3,060
Meals	41	
Miscellaneous expense		4
Office expense		541
Outside services expense	13,206	4,000
Taxes and licenses	177	
Travel expense		5
TOTAL OPERATING EXPENSES	20,616	9,268
NET OPERATING INCOME (LOSS)	**(16,277)**	**(9,268)**
OTHER INCOME/(EXPENSE)	0	0
NET INCOME (LOSS)	**$ (16,277)**	**$ (9,268)**

DAVENPORT SAF-T SYSTEMS LLC
Consolidated Statement of Cash Flows

	For Year Ended	
	2022	**2021**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (16,277)	$ (9,268)
Depreciation expense	346	576
Amortization expense	796	796
(Increase) decrease in assets:		
Prepaid expenses and other current assets	0	0
Increase (decrease) in liabilities:		
Accounts payable	635	0
CASH USED FOR OPERATING ACTIVITIES	**(14,500)**	**(7,896)**
CASH FLOWS FROM INVESTING ACTIVITIES	**0**	**0**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from convertible debt	18,000	
Capital Contribution	(3,270)	7,896
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	**14,730**	**7,896**
NET INCREASE (DECREASE) IN CASH	**230**	**0**
CASH AT BEGINNING OF YEAR	**0**	**0**
CASH AT END OF YEAR	**$ 230**	**$ -**

DAVENPORT SAF-T SYSTEMS LLC
Consolidated Statement of Equity

As of December 31, 2021

| | Common Stock | | Preferred Stock | | | Retained Earnings | |
	Shares	Amount	Shares	Amount	Capital Contributions	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2021	-	$ -	-	$ -	$ 55,002	$ (44,803)	$ 10,199
Contributions	-	-	-	-	7,896	-	$ 7,896
Owner distributions	-	-	-	-	-	-	$ -
Other comprehensive gain/(loss)	-	-	-	-	-	-	$ -
Net income	-	-	-	-	-	(9,268)	$ (9,268)
ENDING BALANCE, DECEMBER 31, 2021	$ -	$ -	$ -	$ -	$ 62,898	$ (54,071)	$ 8,827

As of December 31, 2022

| | Common Stock | | Preferred Stock | | | Retained Earnings | |
	Shares	Amount	Shares	Amount	Capital Contributions	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2022	-	$ -	-	$ -	$ 62,898	$ (54,071)	$ 8,827
Contributions	-	-	-	-	230	-	$ 230
Owner distributions	-	-	-	-	(3,500)	-	$ (3,500)
Other comprehensive gain/(loss)	-	-	-	-	-		$ -
Net income	-	-	-	-	-	(16,277)	$ (16,277)
ENDING BALANCE, DECEMBER 31, 2022	$ -	$ -	$ -	$ -	$ 59,628	$ (70,348)	$ (10,720)

DAVENPORT SAF-T SYSTEMS LLC
Notes to the Financial Statements
Fiscal Years Ended December 31, 2022 and 2021

1. ORGANIZATION AND PURPOSE

Davenport SAF-T Systems LLC (the "Company"), is a partnership LLC organized under the laws of the State of Minnesota. The Company is developing the SAF-T VEST, a wearable device for fall injury mitigation and derives revenue from grants, investment capital and future sales.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on a cash basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the cash basis of accounting, revenues are recorded when cash is received and expenses are recorded when cash is paid out.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2022 and December 31, 2021, the Company's cash positions include its operating bank account.

d) Legal Fees and Other Expenses

Legal fees consist of legal services provided for the creation of the Company, equity financing and general business counsel. Fees incurred for outside services include engineering planning and design, grant writing, business planning and social media marketing.

e) Convertible Debt

Investments of $18,000 were received via convertible debt financing (36-month maturity at 6% interest per annum).

f) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.